RESOLUTIONS OF THE BOARD OF MANAGERS (THE "BOARD") OF OLD
                MUTUAL ABSOLUTE RETURN FUND, L.L.C. (THE "FUND")
                        APPROVING THE JOINT FIDELITY BOND

                  RESOLVED, that the Board, including all of the managers who are not "interested persons," as defined by the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Managers"), hereby determines that the joint fidelity bond (the "Fidelity Bond") issued by the Federal Insurance Company and currently maintained jointly by the Fund, Old Mutual Absolute Return Institutional Fund, L.L.C., Old Mutual Absolute Return Master Fund, L.L.C., Old Mutual Emerging Managers Fund, L.L.C., Old Mutual Emerging Managers Institutional Fund, L.L.C. and Old Mutual Emerging Managers Master Fund, L.L.C. (the "Funds") covering any employee of the "insureds," as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, in an amount up to $3 million is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Fund and the other named insureds; and further

                  RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which the Fund would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Fund not been named as a joint insured in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

                  RESOLVED, that the Board, including all of the Independent Managers, hereby approves the renewal of the Fidelity Bond and authorizes the payment by the Fund of its share of an aggregate annual premium on the Fidelity Bond in an amount not to exceed $15,000, after giving due consideration to all relevant factors, including, but not limited to, the number of other insureds, the nature of the business of such other parties, the amount of coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

                  RESOLVED, that in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule


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                  17g-1 under the 1940 Act, any officer of the Fund, be,
                  and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any additional premium payable on the Fidelity Bond among the Fund and the other named insureds based on their relative assets; and further

                  RESOLVED, that the Joint Insured Agreement among the Funds, shall continue in effect so as to define certain rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by each of the named insureds; and further

                  RESOLVED, that any officer of the Fund, be, and hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.